Mega Fortune Company Limited

September 13, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Atten:	Becky Chow Stephen Krikorian
Lauren Pierce
Matthew Derby

Re:	Mega Fortune Company Limited

Draft Registration Statement on Form F-1

Submitted August 9, 2024

CIK No. 0002033377

Dear Sir/Madam,

Mega Fortune Company Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), is submitting this letter and the following information in response to a letter, dated September 5, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on August 9, 2024. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”).

To facilitate your review, we have separately delivered to you a courtesy copy of the Amended Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Draft Registration Statement on Form F-1 Submitted August 9, 2024

Other Pertinent Information, page iii

1. We note that you exclude Hong Kong and Macau from your definition of “PRC” or “China” for the purpose of this prospectus. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People’s Republic of China (“PRC”) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

Response: We have revised the definition of “PRC” or “China” to include Hong Kong and Macau. We have clarified that all the legal and operational risks associated with having operations in the People’s Republic of China (“PRC”) also apply to operations in Hong Kong. We have ensured that legal and operation risks from laws and regulations of the mainland China/PRC related to operating in the PRC are not to mainland China only.

Risk Factors, page 11

2. You disclose on page 43 that shareholders will have difficulty enforcing United States judgments in Hong Kong. Please also provide relevant risk factor disclosure.

Response: We have revised “Risk Factors - Risks Related To This Offering And Ownership Of Our Ordinary Shares - You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts” to include risks of the difficulty of enforcing United States judgments in Hong Kong on page 38.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Credit Risks, page 57

3. We note that your largest customers represent a significant percentage of your revenue and accounts receivable and your largest suppliers account for a significant percentage of your accounts payable and cost of revenue. Please revise to provide a discussion of the material terms of your agreements with these customers and suppliers, including the financial terms and any termination provisions. Also, tell us what consideration you have given to filing any material agreements you have with this customer. Refer to Item 601(b)(10) of Regulation S-K.

Response: We respectfully inform the Staff that the Company’s largest customers and suppliers are not related parties. The Company entered into transactions with these customers and suppliers in the ordinary course of business, and the terms of these transactions are consistent with those agreed upon with other clients and suppliers. We do not consider the agreements with these customers and suppliers to be exceptional to the extent that they would require filing with the Draft Registration Statement. To provide further clarity regarding the material terms of our agreements with customers and suppliers, we have revised the disclosures on pages 57 to 58 to include a general overview of the material terms of these agreements.

Related Party Transactions, page 87

4. We note that you have included salaries paid to employees and revenues generated from subsidiaries in this section. Please tell us why you believe these are properly characterized as “related party transactions.”

Response: In response to the Staff’s comment, we note that pursuant to ASC 850-10-50-1, “financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business.” Accordingly, we respectfully inform the Staff that the Company has revised the disclosures on pages 95 and F-29 to exclude the salaries paid to our key management officers, as these are considered compensation under the ordinary course of business.

Furthermore, we respectfully clarify that both Flywheel Financial Strategy (Hong Kong) Company Limited and QBS Group Limited, which are referenced in the Related Party Transactions section on page 87, are not subsidiaries of the Company. Instead, these entities are under the significant influence of one of the Company’s major beneficial owners or a director of the Company’s main operating subsidiary, QBS System. Therefore, these two entities are considered related parties pursuant to ASC 850-10-20, and the revenue generated from transactions with them has been disclosed accordingly in the Related Party Transactions section.

ROU Assets and Operating Lease Liabilities, page F-22

5. You disclose that the lease agreement does not specify an explicit interest rate. Please revise in future disclosures to clarify whether the rates implicit in your leases are not readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases. Refer to “Rate Implicit in the Lease” as defined in ASC 842-20-20.

Response: We have revised the disclosures on the page F-22 to clarify the rate implicit in the lease was not readily determinable and has therefore used the incremental borrowing rate as the discount rate for the lease.

General

6. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021.

Response: We have revised our disclosures throughout the Draft Registration Statement to include more specific and prominent disclosures about the legal and operational risks associated with China-based companies in accordance with the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff.

We thank the Staff for its review of the foregoing and the Draft Registration Statement. If you have further comments, please feel free to contact our counsel Jeffrey Li at Jeffrey.li@fisherbroyles.com or by telephone at (703) 618-2503.

Very truly yours,

/s/ Siu Fung Tang
Siu Fung Tang, Chief Executive Officer

Enclosures

cc:	Jeffrey Li, FisherBroyles, LLP

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